UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 1, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 1, 2015, the poster attached hereto as Exhibit 99.1 regarding the final data from the Phase 2 pediatric trial of TransCon Growth Hormone of Ascendis Pharma A/S (the “Company”) will be made available at the 2015 Annual Meeting of the European Society for Paediatric Endocrinology being held in Hall 8 of the Fira Gran Via Congress Centre in Barcelona. The poster will be presented by Professor Pierre Chatelain, M.D., former Chairman of the College of Pediatrics at the Université Claude Bernard Lyon 1, Professor Emeritus of Pediatrics, and Coordinating Investigator of the Phase 2 pediatric study of TransCon Growth Hormone, from 12:45 pm to 2:30 pm Central European Time on October 2, 2015 during a session titled “GH and IGF Treatment”.

The furnishing of the attached poster is not an admission as to the materiality of any information therein. The information contained in the poster is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make from time to time by press release or otherwise. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC, through press releases or through other public disclosures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: October 1, 2015	By:	/s/ Michael Wolff Jensen Michael Wolff Jensen Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company Poster.